SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS THIRD QUARTER OF 2017 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – October 30, 2017 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2017, prepared in accordance with generally accepted accounting principles in the United States.

THIRD QUARTER 2017 HIGHLIGHTS

•	Total revenues were KRW 23,723 million (US$ 20,762 thousand), representing a 12.2% decrease from the second quarter ended June 30, 2017 (“QoQ”) and a 50.7% increase from the third quarter ended September 30, 2016 (“YoY”).

•	Operating income was KRW 3,422 million (US$ 2,996 thousand), representing a 21.7% decrease QoQ and a 3.5% decrease YoY.

•	Income before income tax expenses was KRW 3,621 million (US$ 3,169 thousand), representing a 20.6% decrease QoQ and a 2.8% increase YoY.

•	Net Income attributable to parent company was KRW 2,696 million (US$ 2,359 thousand), representing a 24.2% decrease QoQ and a 12.7% decrease YoY.

REVIEW OF THIRD QUARTER 2017 FINANCIAL RESULTS

Revenues

Subscription revenues were KRW 9,126 million (US$ 7,986 thousand), representing a 6.7% decrease QoQ from KRW 9,786 million and a 7.4% increase YoY from KRW 8,497 million. The decrease QoQ was mainly attributable to lower revenue from Ragnarok Prequel in Taiwan, which was partially offset by higher revenues derived from Ragnarok Online in Taiwan. The increase YoY was largely due to strong growth of revenues from Ragnarok Prequel in Taiwan and from Ragnarok Online in the United States and Canada, which was partially offset by decreased revenues from Ragnarok Online in Taiwan.

Royalty and license fee revenues were KRW 3,492 million (US$ 3,056 thousand), representing a 1.5% decrease QoQ from KRW 3,546 million and a 6.7% decrease YoY from KRW 3,743 million. The decrease QoQ was primarily due to lower revenues from Ragnarok online in Japan and Indonesia, which was partially offset by higher revenue derived from Ragnarok Online in Philippines. Ragnarok Online was re-launched in Philippines on June 20, 2017. The decrease YoY was mainly attributable to decreased revenues from Ragnarok Online in Thailand, which was partially offset by increased revenues from Ragnarok Online in Philippines and Brazil.

Mobile game and application revenues were KRW 9,730 million (US$ 8,517 thousand), representing a 20.5% decrease QoQ from KRW 12,239 million and a 243.8% increase YoY from KRW 2,830 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok R in Taiwan and Thailand. Such decrease was partially offset by increased revenues from RO: Idle Poring, which is offered globally except for Korea and Japan, and also from Ragnarok R in Korea. The increase YoY was primarily due to strong revenue growth from Ragnarok R in Korea, Taiwan and Thailand.

Character merchandising and other revenues were KRW 1,375 million (US$ 1,203 thousand), representing 5.6% decrease QoQ from KRW 1,457 million and a 103.4 % increase YoY from KRW 676 million.

Cost of Revenue

Cost of revenue was KRW 14,335 million (US$ 12,546 thousand), representing a 7.3% decrease QoQ from KRW 15,463 million and a 112.9% increase YoY from KRW 6,734 million.

The decrease QoQ was mainly due to i) decrease in commission paid to mobile platforms, royalty payments and outsourcing fees for Ragnarok R in Korea, Taiwan and Thailand; and ii) decreased game channeling service fees and royalty payments for Ragnarok Prequel in Taiwan, which was partially offset by increased outsourcing fees and commission paid to mobile platforms for the global service of RO: Idle Poring. The increase YoY was mostly from i) increased commission paid to mobile platforms, outsourcing fees and royalty payments for service of Ragnarok R and RO: Idle Poring; and ii) higher game channeling service fees related to Ragnarok Prequel.

Operating Expenses

Operating expenses were KRW 5,966 million (US$ 5,220 thousand), representing a 17.0% decrease QoQ from KRW 7,192 million and a 9.1% increase YoY from KRW 5,466 million. The decrease QoQ was mainly attributable to lower advertising expenses related to marketing for Ragnarok R in Korea, which was partially offset by higher research and development cost. The increase YoY was mostly resulted from higher research and development cost and from higher advertising expenses, which was partially offset by decreased payment gateway fees related to Ragnarok Online in Taiwan.

Income before income tax expenses

Income before income tax expenses was KRW 3,621 million (US$ 3,169 thousand) compared with income before income tax expense of KRW 4,560 million for the second quarter of 2017 and income before income tax expenses of KRW 3,524 million for the third quarter of 2016.

Net Income

As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 2,696 million (US$ 2,359 thousand) compared with net income attributable to parent company of KRW 3,555 million for the second quarter of 2017 and a net income attributable to parent company of KRW 3,087 million for the third quarter of 2016.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 50,819 million (US$ 44,477 thousand) as of September 30, 2017.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,142.57 to US$ 1.00, the noon buying rate in effect on September 29, 2017 as quoted by the Federal Reserve Bank of New York.

GRAVIY BUSINESS UPDATES

Ragnarok Online

Ragnarok Online was successfully re-launched in Philippines on June 20, 2017, and such game has been one of the most popular online games in such area. Electronics Extreme Ltd. (“Extreme”) is our local licensee for Ragnarok Online in Philippines as well as in Thailand. Gravity and Extreme are preparing another re-launch of Ragnarok Online in Singapore and Malaysia during the fourth quarter of 2017.

The Company expects to begin a service for Ragnarok Zero in Korea during the fourth quarter of 2017. Ragnarok Zero is a new version of Ragnarok Online, which has been additionally developed to reflect various feedbacks from global Ragnarok Online users. Gravity plans to offer Ragnarok Zero on a new game server in Korea and to expand its service area in 2018.

Ragnarok Online IP-based Games

· Ragnarok M, an MMORPG mobile game

The Company launched Ragnarok M in Taiwan, Hong Kong and Macau on October 12, 2017. Based on revenues, Ragnarok M ranked as first in both Apple’s App Store and Google Play Store in Taiwan, Hong Kong and Macau, at its peak. The Company plans to launch Ragnarok M in Korea during the first quarter of 2018 and in Thailand during the first half of 2018.

· RO: Idle Poring, a text RPG mobile game

On September 13, 2017, Gravity commenced global service of RO: Idle Poring, except for Korea, Japan and China. Based on revenues, RO: Idle Poring ranked in the top 10 mobile games in 12 countries on Apple’s App Store and in 7 countries on Google Play Store, it its peak. RO: Idle Poring was initially launched in China on April 28, 2017 by X.D. Network Inc. (“XD”). Such game is expected to be launched in Korea and the launch schedule is to be announced in the future.

· Ragnarok R, a card RPG mobile game

The Company plans to launch Ragnarok R in United States and Canada during the fourth quarter of 2017 and in more markets during 2018.

· Ragnarok Prequel, a web browser-based MMORPG game

Ragnarok Prequel is scheduled to be launched in Philippines during the fourth quarter of 2017, under the name Ragnarok Journey. Ragnarok Journey is to be the first game title for which Gravity provides direct service in Philippines.

· Other Ragnarok Online IP-based games

Gravity, XD and Shanghai the Dream Network Technology Co., Ltd.(“Partners”) plan to launch more Ragnarok Online IP-based games, including a casual RPG HTML5 game. A closed beta test is being conducted for such game and the Partners are in discussion for a strategic launch plan in various markets.

Also, the Company is currently developing more Ragnarok Online IP-based games including a 3D MO Action RPG mobile game. A 3D MO Action RPG mobile game, Spear of Odin, is expected to be launched in Asian markets during the first half of 2018.

Sword and Fairy: Mirror’s Mirage, an MORPG mobile game

Gravity plans to publish Sword and Fairy: Mirror’s Mirage in Korea during the fourth quarter of 2017. Sword and Fairy: Mirror’s Mirage was developed by SoftStar Technology (Beijing) Co., Ltd. Such game was developed based on a well-known Chinese IP, Sword and Fairy.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 80 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2016 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and thousands of US$)

	As of
	31-Dec-16		30-Sep-17
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	16,720	14,634	23,300	20,392
Short-term financial instruments	22,000	19,255	27,519	24,085
Accounts receivable, net	11,819	10,344	16,750	14,660
Other current assets	2,852	2,496	4,395	3,847

Total current assets	53,391	46,729	71,964	62,984

Property and equipment, net	593	519	843	738
Leasehold and other deposits	962	842	987	864
Intangible assets	91	80	80	70
Other non-current assets	153	134	578	506

Total assets	55,190	48,304	74,452	65,162

Liabilities and Equity
Current liabilities:
Accounts payable	10,033	8,781	13,032	11,406
Deferred revenue	9,689	8,480	13,428	11,753
Other current liabilities	964	844	2,561	2,241

Total current liabilities	20,686	18,105	29,021	25,400

Long-term deferred revenue	4,096	3,585	6,070	5,313
Accrued severance benefits	104	91	206	180
Other non-current liabilities	210	184	319	280

Total liabilities	25,096	21,965	35,616	31,173

Common shares	3,474	3,041	3,474	3,041
Additional paid-in capital	75,076	65,708	75,076	65,708
Accumulated deficit	(48,511)	(42,458)	(40,090)	(35,088)
Accumulated other comprehensive income	617	540	955	836

Total parent company shareholders’ equity	30,656	26,831	39,415	34,497

Non-controlling interest	(562)	(492)	(579)	(508)

Total equity	30,094	26,339	38,836	33,989

Total liabilities and equity	55,190	48,304	74,452	65,162

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,142.57 to US$ 1.00, the noon buying rate in effect on September 29, 2017 as quoted by the Federal Reserve Bank of New York.

GRAVITY CO., LTD.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for shares and ADS data)

	Three months ended				Nine months ended
	30-Jun-17	30-Sep-16	30-Sep-17		30-Sep-16	30-Sep-17
	(KRW) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	9,786	8,497	9,126	7,986	12,957	28,766	25,177
Online games-royalties and license fees	3,546	3,743	3,492	3,056	9,883	11,513	10,076
Mobile games and applications	12,239	2,830	9,730	8,517	8,798	30,033	26,285
Character merchandising and other revenue	1,457	676	1,375	1,203	2,259	3,791	3,318

Total net revenue	27,028	15,746	23,723	20,762	33,897	74,103	64,856

Cost of revenue	15,463	6,734	14,335	12,546	20,199	43,767	38,306

Gross profit	11,565	9,012	9,388	8,216	13,698	30,336	26,550

Operating expenses:
Selling, general and administrative	6,498	4,982	4,942	4,324	10,875	16,955	14,839
Research and development	695	484	1,024	896	1,339	2,287	2,002
Impairment losses on intangible assets	—	—	—	—	5	—	—

Total operating expenses	7,192	5,466	5,966	5,220	12,219	19,242	16,841

Operating Income	4,373	3,546	3,422	2,996	1,479	11,094	9,709

Other income (expenses):
Interest income	139	128	136	118	391	407	356
Interest expense	(3)	—	(3)	(3)	—	(9)	(8)
Foreign currency income (loss), net	51	(153)	66	58	(848)	71	62
Others, net	—	3			3	—	—

Income before income tax expenses	4,560	3,524	3,621	3,169	1,025	11,563	10,119

Income tax expenses	1,017	465	914	800	1,308	3,159	2,765

Net income (loss)	3,543	3,059	2,707	2,369	(283)	8,404	7,354
Net income (loss) attributable to:
Non-controlling interest	(12)	(28)	11	10	(64)	(17)	(16)

Parent company	3,555	3,087	2,696	2,359	(219)	8,421	7,370

Earning (loss) per share
- Basic and diluted	512	444	388	0.34	(32)	1,212	1.06

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earning (loss) per ADS(1)
- Basic and diluted	1,024	888	776	0.68	(64)	2,424	2.12

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,142.57 to US$ 1.00, the noon buying rate in effect on September 29, 2017 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: October 30, 2017